Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

POET Technologies Inc. (the “Company”)
121 Richmond Street West, Suite 501
Toronto, Ontario M5H 2K1

ITEM 2.	DATE OF MATERIAL CHANGE

April 7, 2015.

ITEM 3.	NEWS RELEASE

A News Release was issued on April 8, 2015.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company announced the appointment of 2 new directors and the grant of incentive stock options to them.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release in Schedule “A”.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact: Michel J. Lafrance, Secretary
Telephone: (416) 368-9411

ITEM 9.	DATE OF REPORT

Dated at Toronto, Ontario this 8th day of April, 2015.

SCHEDULE “A”

POET TECHNOLOGIES INC.

Head Office:	Operations Office:
Suite 501, 121 Richmond St. W	P.O. Box 555
Toronto, ON, M5H 2K1	Storrs-Mansfield, CT 06268
Phone: (416) 368-9411 - Fax: (416) 861-0749

NEWS RELEASE

POET Technologies Announces the Appointment of Two New Directors

Toronto, ON, and Storrs, CT, April 8, 2015 — POET Technologies Inc. (TSX-V: PTK and OTCQX: POETF) — developer of the planar opto-electronic technology (“POET”) platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer — is extremely pleased to announce that that the Board of Directors (the “Board”) has today appointed two new directors to fill vacancies, the most recent of which was created by the resignation of our distinguished director, Adam Chowaniec, as a result of the illness leading to his recently announced passing.

Peter Copetti, Executive Co-Chairman and Interim CEO, stated that “Adam’s loss left a very deep gap to fill, however, the Corporate Governance and Nominating Committee (“CGNC”) has been engaged in an extensive search to find suitable candidates to fill the role of permanent CEO and supporting executive staff and directors”. John O’Donnell, the Chairman of the CGNC, added that “the search has provided a short list of extremely capable and impressive candidates.” Final decisions are not expected to be made until May with respect to the top executive roles, however the process has produced, to date, two very exceptional new directors with the semiconductor industry experience and relationships to help propel the Company through its lab-to-fab transition.

Subject to all necessary regulatory approvals, the Board has approved the following appointments:

Todd A. DeBonis is a veteran semiconductor executive with over 27 years of expertise in sales, marketing and corporate development.  For the last decade, Mr. DeBonis was the Vice President of Global Sales and Strategic Development at TriQuint Semiconductor.  During his tenure TriQuint experienced dramatic growth and recognition in the industry as the technology leader in RF solutions.  Mr. DeBonis played an integral part in the recent merger with RFMD and subsequent creation of Qorvo, Inc.

Mr. DeBonis previously held the position of Vice President, Worldwide Sales and Marketing at Centillium Communications. Mr. DeBonis also served as the Vice President, Worldwide Sales for Ishoni Networks and Vice President, Sales & Marketing for the Communications Division of Infineon Technologies North America. Mr. DeBonis has a B.S. degree in Electrical Engineering from the University of Nevada.

David E. Lazovsky is the founder of Intermolecular (NASDAQ: IMI) and served as the company’s President and Chief Executive Officer and as a member of the board of directors from September 2004 to October 2014. Mr. Lazovsky has an in-depth knowledge of the semiconductor industry, technology and markets. Mr. Lazovsky raised significant amounts of venture capital and other strategic private investments in Intermolecular’s initial public offering. Prior to founding Intermolecular, Mr. Lazovsky held several senior management positions at Applied Materials (NASDAQ: AMAT). From 1996 through August 2004, Mr. Lazovsky held management positions in the Metal Deposition and Thin Films Product Business Group where he was responsible for managing more than $1 billion in Applied Materials’ semiconductor manufacturing equipment business. From 2003 until 2004, Mr. Lazovsky managed key strategic accounts in Business Management where he worked closely with leading integrated circuit manufacturers to ensure Applied Materials was developing and providing cutting-edge technology solutions. From 2002 until 2003, Mr. Lazovsky served as the Technology Program Manager for the Endura 2 Platform, Applied Materials’ flagship 300mm metal deposition platform. From 2000 until 2002, Mr. Lazovsky was based in Grenoble, France and served as Director of Business Management for the European region in the Metal Deposition Product Business Group. Previously, Mr. Lazovsky served as a Business Manager from 1997 to 2000, Account Product Manager from 1995 to 1997.

Mr. Lazovsky holds a B.S. in mechanical engineering from Ohio University and, as of March 31, 2014, held 41 pending or issued U.S. patents.

POET Technologies Inc. — News Release of April 8, 2015

Both Messrs. Lazovsky and DeBonis are residents and industry players in the Silicon Valley. The Company expects they will play a key role in helping the Company position itself in this critical heart of the semiconductor ecosphere which is an important part of the focus of the Company’s future development plans.

Option Grant

The Board approved the grant of 250,000 stock options to each of Messrs. Lazovsky and DeBonis, pursuant to the Company’s stock option plan. Pursuant to TSX Venture Exchange policies, and based on market price, the exercise price of the options was set at CA$1.99 per share and expire on April 8, 2020. The options will vest and be exercisable on the basis of 25% six months after the date of issue and 25% every six months thereafter.

About POET Technologies Inc.

POET Technologies is the developer of the POET platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer.  With head office in Toronto, Ontario, Canada, and operations in Storrs, CT, the Company, through ODIS Inc., a U.S. company, designs III-V semiconductor devices for military, industrial and commercial applications, including infrared sensor arrays and ultra-low-power random access memory.  The Company has several issued and pending patents for the POET process, with potential high speed and power-efficient applications in devices such as servers, tablet computers and smartphones.  The Company’s common shares trade on the TSX Venture Exchange under the symbol “PTK” and on the OTCQX under the symbol “POETF”.  For more information please visit our websites at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

By:	/s/ Michel J. Lafrance
Name:	Michel J. Lafrance
Title:	Secretary

For further information:

Christopher Chu, Taylor Rafferty, LLC

Tel: (908) 251-9869

Email: poet@taylor-rafferty.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward -looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook.  Such statements include the Company’s operational, financial, development, milestone achievement, and monetization expectations as well as the Company’s expectations regarding its ability to transition from lab-to-fab.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.